Speaker Notes

Greetings! Thank you for joining us today. We are very excited to talk to you about the Stock Option Exchange Program. The Exchange Program opened to all eligible employees on Tuesday, July 17, 2012 and is scheduled to close on Friday, August 17, 2012. The purpose of this presentation is to provide an overview of how this program works and to give you an additional resource to help you make a decision about whether to participate in this voluntary, one-time opportunity.

Please note that this informational presentation is only a summary of the Stock Option Exchange Program. For additional detail, please review the documents included in your Exchange Offer packet that was provided to eligible employees on July 17, 2012.

Speaker Notes

The objective of this presentation is to communicate the key components of the Stock Option Exchange Program.

Today we will cover....

•	A Stock Option Overview

•	The Purpose of the Exchange Program

•	Definitions of Key Terms

•	How the Exchange Program Works

•	Hypothetical Stock Option Gains (including walking through some examples)

•	Certain Terms and Conditions of the New Stock Option Grants

•	How to Participate

•	Taxation (considerations based on where you live and work)

•	Steps to Prepare

•	The Overall Timeline for the Exchange Program, and

•	Available Resources

Speaker Notes

At MEMC, we believe that an effective and competitive incentive program is critical for the success of our business. Our stock based incentive programs are an important component of our retention programs.

We believe stock options encourage our employees to act like owners of the business by:

•	Motivating our employees to work towards our success

•	Aligning our employees’ interests with those of our stockholders

•	Rewarding our employees’ contributions by allowing them to benefit from increases in our stock price

As such, employees may receive stock options, which provide employees the right to buy shares of MEMC stock at a set price (also known as the exercise price) for a specified period of time pursuant to a stock option grant.

Speaker Notes

Due to the significant decline of our stock price during the last few years, many of our employees now hold stock option grants with exercise prices significantly above the current market price of MEMC stock. These stock option grants are referred to as “underwater stock options.” As a result, for many employees, these stock options are ineffective at providing the incentives and retention value that we believe are important to motivate and retain our employees.

Speaker Notes

The Exchange Program is a voluntary, one-time opportunity for eligible employees to surrender eligible outstanding underwater stock options in exchange for fewer new stock options with a lower exercise price.

The purpose of the Exchange Program is to provide employees who hold eligible underwater stock options motivation to work toward our success and to reward our employees’ contributions by allowing them to benefit from increases in our stock price.

Speaker Notes

Before we go any further, let’s spend a few minutes going over some key terms that are important for understanding how the Exchange Program works.

First, the term Stock Option refers to your right to buy shares of MEMC stock at a set price (also known as the exercise price) for a specified period of time pursuant to a stock option grant.

Eligible Stock Options — those outstanding stock options granted prior to July 17, 2011 that have an exercise price of at least $10.00. Also referred to as “Original Stock Options.”

Underwater — means that the exercise price of the eligible stock option is higher than the current market price of MEMC stock.

•	For example, if you received a stock option grant on January 25, 2006, your exercise price is $25.66, which was the closing price of MEMC stock on that date. MEMC is currently trading well below $25.66, therefore this stock option is considered “underwater”.

Surrender — means to give something up. If you choose to participate in this program, you will be giving up your rights under the eligible stock option grant that you surrender.

Exchange — is to surrender eligible stock options and receive fewer new stock options at a lower exercise price.

Term – is the period of time that an option may be exercised. This time period is measured from the grant date and is subject to earlier termination, generally in the event of an employee’s termination.

Speaker Notes

New Stock Options — refers to new stock options that participating employees will receive upon “surrendering” their eligible outstanding stock options.

Exercise Price — refers to the price at which MEMC stock can be purchased by exercising a stock option. The exercise price is fixed when the stock option is granted and is always the closing price of MEMC stock on the grant date.

Cross-Over Stock Price — is a new term that you most likely have not heard before. Cross-over stock price, for a particular outstanding stock option that is eligible to be exchanged, is the price of MEMC stock at which potential gains from the eligible outstanding option and the new stock option are approximately equal.

The stock options that are eligible for this program must be outstanding. An outstanding stock option is an option that has not been fully exercised or cancelled and is still held in your name. If you have partially exercised a portion of an eligible option the remaining outstanding stock options are eligible for the Exchange Program.

Vesting — is the time period that passes which gives you the right to exercise your stock option for a subsequent period of time. You must remain employed during the vesting period. When a portion of your stock option has vested, you may “exercise” that portion for shares of MEMC stock.

Exercising — is to purchase the underlying shares of stock at the exercise price, regardless of the current market price. This also includes a “cashless exercise,” which many employees do, where the shares of stock acquired on exercise of a stock option are immediately sold allowing the employee to “cash out” their options.

Now let’s walk through how the Exchange Program works.

Speaker Notes

The Stock Option Exchange Program is being offered to U.S. and international employees who hold eligible stock options.

An employee holding eligible stock options must be employed on July 17, 2012, the date the Stock Option Exchange Program began, and must remain employed through the date of the exchange. Employees also must be eligible to participate in the 2010 equity plan.

Our executive officers and members of the board of directors are not eligible to participate in this program.

If you are an employee who is on an approved leave of absence and otherwise meet the eligibility equirements, you are eligible to participate.

Speaker Notes

To be eligible for exchange, the stock option must have an exercise price per share of $10.00 or greater, which is the approximate 52-week high trading price of our common stock as reported on the New York Stock Exchange at the time of the vote of our stockholders relating to this Exchange Offer.

The stock option must also have been granted prior to July 17, 2011, and it must not be expired at the date of the exchange (anticipated to be August 17, 2012, unless the offer is extended).

Speaker Notes

If you choose to participate in the Exchange Program, the number of new stock options you will receive depends on three factors:

1)	the exercise price of the stock options surrendered,

2)	the exchange ratio, and

3)	the number of eligible stock options surrendered.

The exchange ratios were set using a standard stock option valuation model so that the value of surrendered stock options is approximately equal to the value of new stock options (in the aggregate).

This chart shows, at various exercise prices, the number of required eligible stock options that must be surrendered to receive one new stock option with a lower exercise price.

Let’s walk through the first row of the chart. Eligible stock options with an exercise price of $10.00 up through $12.99 have an exchange ratio of 2.5 to 1. This means that for every 2.5 options surrendered you will receive 1 new option with a lower exercise price.

Please take a moment and review the other exchange ratios and corresponding exercise prices. {Facilitator pause and let employees review chart.}

Now let’s review an example of what an eligible stock option might look like if it were exchanged.

Speaker Notes

This is an example based on a hypothetical eligible employee, Joe Smith. Joe has four eligible stock option grants. This example shows how the exchange ratios would be applied to Joe’s eligible grants.

Joe’s first grant is his January 25, 2006 grant of 100 stock options with an exercise price of $25.66. If Joe elects to participate in the Exchange Program, he would exchange his 100 eligible stock options with an 8.0-to-1 exchange ratio. Assuming Joe remains employed through the new stock option grant date, he will receive a new stock option grant of 13 stock options.

This is calculated by taking the eligible 100 options and dividing by the exchange ratio of 8.0 which equals 12.5. The new stock options are rounded to the nearest whole share which is 13 in this example. This new stock option grant will also have a new exercise price which will be the closing price of MEMC stock on the day the new grants are awarded, expected to be August 20, 2012 (which is the first business day after the expiration of the offer period).

Please take a moment to review the rest of the chart. {Facilitator pause and let employees review chart.}

As you can see, if Joe decides to exchange all four of his eligible stock options totaling 285 stock options, he would receive four new stock option grants for a total of 49 new stock options, all with a lower exercise price. The new exercise price will be the closing stock price on the new stock option grant date, expected to be August 20, 2012.

Now let’s walk through an example so you can see how the exchange ratios and potential future MEMC stock prices work together to determine potential future overall gains.

Speaker Notes

The examples of hypothetical gains on the next few slides are subject to the following assumptions and qualifications:

•	The new stock option exercise price will be $2.50 per share. This assumption is solely for the purposes of the hypothetical example. MEMC cannot and does not predict the future market price of its stock, and the examples do not constitute a prediction of future stock price.

•	All new stock options and eligible stock options surrendered for exchange are fully vested and outstanding.

•	The example utilizes the exchange ratios that have been set for the Exchange Program.

Speaker Notes

Before we get into the example let’s take a moment and review one of our new terms, cross-over stock price. Cross-over stock price for a particular stock option grant is the price of MEMC stock at which potential gains from the original and new stock option grant are approximately equal.

The chart illustrates approximate cross-over stock prices for the four stock option grants that are eligible for exchange, assuming a $2.50 exercise price for the new stock options and applying the exchange ratios under the exchange offer.

So as you can see, if we assume a new stock option exercise price of $2.50 per share, MEMC stock price would need to reach $18.90 or greater in order for any of the original awards to provide higher potential gains for the employee versus the new stock option grant under the Exchange Program.

Note that if MEMC stock price is lower than $2.50 per share on August 20, 2012 then the cross-over stock price would be greater than $18.90 for the January 20, 2009 grant. Similarly if MEMC stock price is higher than $2.50 per share on August 20, 2012 then the cross-over stock price would be less than $18.90 for the January 20, 2009 grant.

Please take a moment and review the rest of the chart.

{Facilitator pause and let employees review the slide.}

Now let’s continue our Joe Smith example.

Speaker Notes

As you recall in the exchange ratio example, if Joe decides to exchange his January 25, 2006 grant he will be surrendering 100 stock options with an exercise price of $25.66 in exchange for 13 new stock options at a lower exercise price.

We need to make a few assumptions to walk through the example:

•	First, let’s assume that the exercise price of the new stock option grant is $2.50 per share.

•	Next let’s assume that by June 1, 2015, MEMC stock price has risen to $26.00 per share, which is lower than the cross-over stock price of $28.97 applicable to the January 25, 2006 grants.

•	Finally, let’s assume that both the original and new stock option grants are fully vested and outstanding on June 1, 2015.

Based on these assumptions we can compare what the pre-tax gain would be if Joe held onto his original stock option grant to the pre-tax gain of the new stock option grant with a lower exercise price.

First we take the assumed future stock price of $26.00 and subtract the exercise price of $25.66 and then multiply the result by 100 shares to determine the pre-tax gain which is = $34. (($26.00 – $25.66) X 100) = $34.00

Let’s now walk through the same steps for the new stock option grant. Remember here we’ve assumed an exercise price of $2.50 per share. While Joe would have fewer shares with the new grant it is also at a lower exercise price. The result is a higher pre-tax gain of $305.50. (($26.00 – $2.50) X 13) = $305.50

In this example, comparing the new grant to the original grant, Joe would receive $271.50 more in pre-tax gains if he participated in the exchange. (($305.50 – $34) = $271.50

{Pause.}

Now let’s walk through the example and assume a stock price that is greater than the cross-over stock price.

Speaker Notes

We will keep our original assumptions that the exercise price of the new stock option is $2.50 per share and both the original and new stock options are fully vested and outstanding.

Next let’s make some new assumptions that by June 1, 2015, MEMC stock price has risen to $30.00 per share, which is higher than the cross-over stock price of $28.97 applicable to the January 25, 2006 grant.

Please take a moment and review the chart which uses the same calculations as our prior example but with a $30 stock price instead of $26.

{Pause.}

If Joe holds onto his original stock option grant his pre-tax gain would be $434.00 as compared to a pre-tax gain of $357.50 for the new stock option grant. At a stock price of $30.00 per share, Joe would receive $76.50 more in pre-tax gains if he did not participate in the Exchange Program.

Speaker Notes

If you choose to participate in the Exchange Program the terms and conditions of your new stock options will have some key differences from the terms and conditions of your eligible stock options.

•	The grant date for new stock options is expected to be August 20, 2012 (which is the first business day following the expiration of the exchange offer).

•	The exercise price for the new stock options will be the closing price of MEMC stock on the grant date.

•	The new options will be subject to a new vesting period, even if all or a portion of the surrendered eligible stock options were already vested. If the surrendered eligible stock options were already fully vested (as determined on a grant-by-grant basis), then 50% of the new stock options will vest on the first anniversary of the new grant date and the remaining 50% will vest on the second anniversary of the new grant date so long as you remain employed by MEMC or a subsidiary during that period. If the surrendered eligible options were not fully vested (as determined on a grant-by-grant basis), then 1/3 of the new stock options will vest on the first anniversary of the new grant date; 1/3 will vest on the second anniversary of the new grant date; and the remaining 1/3 will vest on the third anniversary of the new grant date so long as you remain employed by MEMC or a subsidiary during that period.

•	Unlike other stock options granted by MEMC, which generally expire after ten years, the new stock options will have a term of seven years from the new stock option grant date. Seven years is the approximate average time remaining on the original stock options eligible for the Exchange Program.

The new stock options will be subject to the terms and conditions of the MEMC 2010 Equity Incentive Plan.

Speaker Notes

This chart compares the current vesting schedule with the new vesting schedule. If you have an eligible stock option dated January 25, 2006, this grant is currently 100% vested. It became fully vested on January 25, 2010. If you elect to participate in this program and choose to surrender this outstanding stock option, you will have a new two-year vesting period that will begin on the new stock option grant date, expected to be August 20, 2012. The first 50% of your new stock option will vest on the first anniversary of the grant date and the remaining 50% will vest on the second anniversary.

If you have an eligible stock option dated February 21, 2010, this option is only 50% vested. If you elect to participate in this program and choose to surrender this outstanding stock option, you will have a new three-year vesting period that will begin on the new stock option grant date, expected to be August 20, 2012. The first 33.33% of your new stock option will vest on the first anniversary of the grant date, the second 33.33% will vest on the second anniversary of the grant date, and the remaining 33.34% will vest on the third anniversary.

Speaker Notes

MEMC’s Stock Plan Administrator will process the stock option exchange elections for eligible employees. If you are an eligible employee and you wish to participate in this voluntary Exchange Program, you must notify MEMC of your election to exchange such stock options before the Exchange Program expires.

We believe the easiest way for most employees to participate is on the Stock Option Exchange Program Website, at https://memc.equitybenefits.com. You can log in to the website by using the Personal Identification Number (“PIN”) and temporary password, which are provided on the first page of the cover letter that is included in your personalized Exchange Offer packet.

You will be required to change your password upon your first visit to the website.

If you do not have access to the internet or prefer paper forms, you can also participate by completing the paper Election Form which is included in the Exchange Offer packet.

If you need a new Election Form or Notice of Withdrawal Form, call the Stock Plan Administrator to request a new form. If you change your mind, you may change your election by either going back online or completing a Notice of Withdrawal Form as long as the new elections are received by MEMC by the Exchange Program deadline which is 11:59 p.m. Eastern on August 17, 2012.

To ensure that your election changes are made on time, we recommend that you make your changes online at the Stock Option Exchange Program Website.

Your final elections received as of the Exchange Program deadline will supersede any previous elections.

Speaker Notes

If you decide to participate you are required to make an election for each of your stock options by marking either “Yes” or “No” in the on-line form or “Exchange” or “Do Not Exchange” on your paper election form. The website will not allow you to submit your election if you have not made a selection for each eligible grant – it will default to a “No” selection and those options will not be surrendered in the Exchange Offer.

If you do not have access to the internet or you prefer to use a paper Election Form and you decide to participate, you will be required to elect either “Exchange” or “Do Not Exchange” for each stock option. If you return an incomplete paper form (for example, the elections are not marked or a signature is missing) your paper form will be returned to you to correct the information and resubmit, but resubmissions must be received prior to the Expiration Date.

If you decide not to participate, there is no action required. In other words, you do not need to log into the website and select “No” for each stock option listed.

Your Election Form and/or Notice of Withdrawal Form (or returned Election Form) must be received by MEMC prior to the Exchange Program deadline which is 11:59 p.m. Eastern, August 17, 2012. If you miss this deadline, you will not be able to participate in the Exchange Program. The final election received as of the Exchange Program deadline will supersede all previous elections.

By using the internet, you can ensure that you are using the fastest and most secure way to submit your elections and ensure they are received by the deadline.

Lastly, do not send your election to Charles Schwab or a local HR Business Partner. Your paper elections must be sent to the MEMC Stock Plan Administrator pursuant to the instructions in your packet.

Speaker Notes

This is a voluntarily, one-time opportunity so please review the materials carefully before making a decision.

If you do not take any action, you are choosing not to participate in the program. If you choose not to participate, the Exchange Program will have no effect on your eligible stock options. Your eligible stock options will still have the same terms and conditions that are set forth in your existing stock option grant agreements.

Speaker Notes

Where you are working and/or living at the time of the Exchange Program will impact your tax situation if you elect to participate.

We encourage all eligible employees who are considering exchanging their stock options to consult with their own tax advisors with respect to federal, state, and local tax consequences of participating in the Exchange Program.

Speaker Notes

For our employees in the U.S., generally the Exchange Program will not trigger a taxable event.

The exchange of eligible stock options for new stock options will not likely be subject to tax and the grant of new stock options is not considered to be taxable.

We encourage all eligible employees who are considering exchanging their stock options to consult with their own tax advisors with respect to federal, state, and local tax consequences of participating in the Exchange Program. Please refer to the Guide To Issues For Non-U.S. Eligible Employees section of the Offer to Exchange document for country-specific information on your responsibilities to report and pay any taxes resulting from the exercise of the new stock options and the sale of shares. Country specific information is also available on the Stock Option Exchange Program Website.

Speaker Notes

Let’s recap the steps you need to take if you would like to participate in the Exchange Program.

1.	We urge you to read carefully the Exchange Program information and Frequently Asked Questions which were made available to you on July 17, 2012.

2.	You will need your Personal Identification Number (or “PIN”) and password located on the top right hand side of the cover letter.

3.	Log into the Stock Option Exchange Program Website and make your elections. Remember this is the most efficient and secure way to make you elections.

4.	All elections, or changes if you modify your elections, must be received by the expiration of the Exchange Program, currently set for 11:59 p.m. Eastern time on August 17, 2012.

5.	If you choose not to participate, you do not need to take any action.

Speaker Notes

Once the Exchange Program expires on August 17, 2012 the new stock option grant date is expected to be the next business day, which is August 20, 2012.

Assuming an August 20, 2012 grant date, you will be able to view your new stock option grant online on the Schwab Equity Awards Center located at http://eac.schwab.com the week of September 17, 2012. New stock option grant agreements will be available on the Schwab Equity Awards Center after September 24, 2012.

Speaker Notes

Exchange Offer packets were delivered to eligible employees on July 17, 2012. These packets were delivered primarily by personal delivery at each employee’s place of work and, for some other employees, including those on leave or otherwise not on site, mailed to the employee’s residence. If you did not receive a packet, and believe you are eligible to participate, please contact the Stock Plan Administrator to verify your eligibility.

In addition, please contact the Stock Plan Administrator if you:

•	need your PIN,

•	need your password or need your password reset,

•	need to request another paper Election Form,

•	are having difficulty accessing the Stock Option Exchange Program Website, or

•	have any other questions regarding your election.

As mentioned earlier the Stock Plan Administrator is available 5 days a week from 9-5, Central time, at the numbers located on this slide. You may also submit your questions via e-mail to: StockAdmin@memc.com.

We have concluded our presentation at this time.

Thank you for your participation today.